SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             (AMENDMENT NO. 16)(1)


                           SIXX HOLDINGS, INCORPORATED
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                   830135 10 9
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                                 (CUSIP Number)

                                  Jack D. Knox
                                One Turtle Creek
                         3878 Oak Lawn Avenue, Suite 500
                               Dallas, Texas 75219
                                 (214) 855-8808
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 19, 2006
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 830135 10 9                            13D                              PAGE 2 OF 6 PAGES
------------------------------------                                     ------------------------------------
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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          JACK D. KNOX
--------- ---------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS (see instructions)
          PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                              [ ]
--------- ---------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------- ---------------------------------------------------------------------------------------------------
                                    7     SOLE VOTING POWER
      NUMBER OF
       SHARES                             0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                                  ------- -------------------------------------------------------------------
                                    8     SHARED VOTING POWER

                                          0
                                  ------- -------------------------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER

                                          0
                                  ------- -------------------------------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          0
--------- ---------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------- ---------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (see instructions)
                                                                                                [ ]
--------- ---------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------- ---------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (see instructions)

          IN
--------- ---------------------------------------------------------------------------------------------------


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
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   CUSIP No. 830135 10 9              13D                  PAGE 3 OF 6 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to 1,177,723 shares (the "Shares") of the Common Stock of Sixx Holdings, Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 13355 Noel Road, Suite 1820, Dallas, Texas 75240.

ITEM 2.  IDENTITY AND BACKGROUND.

         No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         Item 3 is amended hereby by adding the following:

         As more fully described in response to Item 4, the Shares to which this statement relates have been sold by the Reporting Person to Bailey Acquisitions, Inc., a Delaware corporation ("Acquisitionco"), pursuant to the terms of a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among the Company, the Reporting Person, Acquisitionco and Edward C. Bailey. The acquisition was funded by Acquisitionco. For a description of the Stock Purchase Agreement, see
Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended hereby by adding the following:

         Pursuant to the terms of the Stock Purchase Agreement, Acquisitionco purchased from the Reporting Person (the "Purchase") all 1,177,723 shares, or 90.344%, of the Company's issued and outstanding common stock, par value $0.01 per share, held by the Reporting Person at a price of $5.50 per share, subject to a post-closing working capital adjustment, if any. As a result of the Purchase, the Reporting Person no longer holds any shares of the Company's capital stock. Pursuant to the terms of the Stock Purchase Agreement and immediately following the Purchase, Acquisitionco merged itself with and into the Company by filing a certificate of ownership and merger under Section 253 of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation. As a result of the merger, each of the Company's stockholders, other than the Reporting Person, shall be entitled to receive consideration in the amount of $5.50 per share of the Company's common stock formerly held by such stockholder, subject to a post-closing working capital adjustment, if any.

         The Reporting Person has no plans or proposals that relate to or would result in any of the items listed in items (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         Item 5 is deleted in its entirety and replaced with the following:

         (a) The aggregate number of shares of the Company's common stock beneficially owned by the Reporting Person is zero.

         (b) The Reporting Person has the sole power to vote or direct the vote of no shares of the Company's common stock; shared power to vote or direct the vote of no shares of the Company's common stock; sole power to dispose or direct the disposition of no shares of the Company's common stock; and shared power to dispose or direct the disposition of no shares of the Company's common stock.

         (c) Except for the transactions reported in Item 4, no transactions in the shares of the Company's common stock were effected by the Reporting Person during the 60 days prior to the date hereof.

         (d) Not applicable.

         (e) May 19, 2006.

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   CUSIP No. 830135 10 9              13D                  PAGE 4 OF 6 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         To the knowledge of the Reporting Person, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement, dated as of May 19, 2006, by and among Sixx Holdings, Incorporated, Bailey Acquisitions, Inc., Jack D. Knox and Edward
     C. Bailey (incorporated to this Schedule 13D by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on May 23, 2006).



















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   CUSIP No. 830135 10 9              13D                  PAGE 5 OF 6 PAGES
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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                Date: May 23, 2006


                                                /s/ Jack D. Knox
                                                ------------------------------
                                                Jack D. Knox












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   CUSIP No. 830135 10 9              13D                  PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Stock Purchase Agreement, dated as of May 19, 2006, by and among Sixx Holdings, Incorporated, Bailey Acquisitions, Inc., Jack D. Knox and Edward
     C. Bailey (incorporated to this Schedule 13D by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on May 23, 2006).





















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